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                                                           Filed by Inco Limited
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: Falconbridge Limited
                                                     Commission File No. 1-11284
                                         Inco Limited Commission File No. 1-1143







                                February 14, 2006
                                  Employee Q&A


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QUESTIONS AND ANSWERS

INCO RECENTLY ANNOUNCED THAT THE CANADIAN COMPETITION BUREAU WILL NOT OPPOSE THE ACQUISITION OF FALCONBRIDGE. DOES THIS MEAN ALL THAT IS LEFT IS TO ACQUIRE THE REQUIRED NUMBER OF SHARES?

No, this is simply one step in the process. We must still receive regulatory clearances from authorities in the U.S. and Europe. The deal will not be complete until all required regulatory clearances are received and at least two-thirds of all Falconbridge common shares are tendered and taken up by Inco. These types of complex transactions require a number of regulatory clearances.

HAS INCO DETERMINED A SITE FOR ITS NEW CORPORATE HEADQUARTERS?

Yes. The new corporate office will be located in the Royal Bank Plaza at 200 Bay Street in Toronto. We have been able to secure space there that will allow the executive of the new Inco to move into the building early this summer. The rest of the moves to the new head office will take place through mid 2007.

CAN EMPLOYEES EXPECT TO KNOW THEIR POSITIONS IN THE NEW INTEGRATED COMPANY WHEN THE DEAL IS DONE?

For many employees there will be no change. They will continue to operate in the mines, smelters and offices where they work now. In those areas with more integration, we will not yet know who has what role. The integration process cannot begin in earnest until the deal is actually complete. Until then, Inco and Falconbridge continue to operate as two separate companies. Integrating the respective workforces and operations will be a priority when the deal is final and employees will be kept informed as progress is made.

WHY HAS THE EXPIRATION DATE FOR THE DEAL BEEN CHANGED TWICE? IS THIS AN INDICATION THINGS ARE NOT GOING WELL?
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The change in the original expiration date for our offer is not inconsistent with other mergers and acquisitions of this size and complexity. We agreed upon an original date that we believed could be met, if no second requests or similar requirements for additional information were received. The two extensions reflect the time and effort required to meet requests for information from regulatory bodies and other requirements that were not unanticipated. From the time of our initial communication we said we expected the deal to be complete in the first quarter of 2006. We are still working to that timeline.

Forward-Looking Statements

This communication contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge's operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters' rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies' products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge's and Inco's reports filed with the SEC. The forward-looking statements included in this communication represent Inco's views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco's views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco's views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco's various SEC filings, including, but not limited to, Inco's Annual Report on Form 10-K for the year ended December 31, 2004, and Inco's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005.

Important Legal Information

This communication may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and on each of December 15, 2005 and January 20, 2006 an amendment to such Form F-8, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments.